Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

This Management’s Discussion and Analysis should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the three and nine months ended September 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2007 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2007 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 3, 2008.

THIRD QUARTER HIGHLIGHTS

  Net earnings of $20.2 million ($0.09 per share) from the sale of 2.7 million ounces of silver, compared to $19.2 million ($0.09 per share) from the sale of 3.1 million ounces of silver in 2007.

  Operating cash flows of $26.7 million (2007 - $27.1 million).

  On September 15, 2008, an early exercise of the Company’s share purchase and series “A” publicly traded warrants was successfully completed. The Company received gross cash proceeds in excess of C$120 million ($113 million) which were used to pay down its bank debt.

  On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make upfront cash payments totalling $50 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

  On October 31, 2008, the Company announced that it had signed a letter of intent with Augusta Resource Corporation (“Augusta”) regarding a new silver agreement superceding the December 19, 2007 letter of intent. An update of Augusta’s August 2007 bankable feasibility study, reflecting an increased mineral resource, is expected to be completed by the end of December 2008, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest public mining company with 100% of its revenue generated from the sale of silver.

The Company has entered into nine long-term silver agreements with Goldcorp (Luismin mines and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru), Hellas Gold (Stratoni mine in Greece), Mercator (Mineral Park mine in Arizona), Farallon (Campo Morado property in Mexico), Aurcana (La Negra mine in Mexico), and Alexco (Keno Hill property in Canada) whereby Silver Wheaton acquires silver production from the counterparties at a price of $3.90 per ounce, subject to inflationary adjustments. As a result, the primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

The Company estimates, based upon its current agreements, to have silver sales of 3 million ounces for the fourth quarter of 2008, 15 to 17 million ounces in 2009, and increasing to approximately 30 million ounces by 2013. The decrease in forecasted sales volumes from previous estimates relates primarily to lower projected silver flows from the San Dimas mine.

SUMMARIZED FINANCIAL RESULTS

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Silver sales ($000's)	$39,371	$49,675	$48,948	$50,240	$39,598	$41,464	$44,132	$43,651
Ounces (000’s)	2,716	2,864	2,819	3,543	3,129	3,053	3,343	3,534
Average realized silver price ($'s per ounce)	$14.50	$17.35	$17.36	$14.18	$12.66	$13.58	$13.20	$12.35
Total cash cost ($'s per ounce)[1]	$3.93	$3.93	$3.94	$3.93	$3.90	$3.90	$3.90	$3.90
Net earnings ($000's)	$20,241	$23,276	$27,928	$24,886	$19,184	$22,855	$24,937	$23,762
Earnings per share
Basic	$0.09	$0.10	$0.13	$0.11	$0.09	$0.10	$0.11	$0.11
Diluted	$0.08	$0.09	$0.11	$0.10	$0.08	$0.09	$0.10	$0.10
Cash flow from operations ($000’s)	$26,725	$35,887	$33,084	$34,414	$27,102	$27,846	$29,899	$29,829
Total assets ($000's)	$1,284,312	$1,320,450	$1,205,704	$1,208,474	$1,200,304	$748,696	$700,893	$662,893
Total liabilities ($000’s)	$385,977	$513,757	$391,475	$426,243	$440,514	$4,048	$2,787	$21,354
Shareholders' equity ($000's)	$898,335	$806,693	$814,229	$782,231	$759,790	$744,648	$698,106	$641,539

1) Refer to discussion on non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. Shareholders’ equity increased during the three month period ended September 30, 2008 as a result of net earnings and cash inflows from the early exercise of warrants, partially offset by the effect of a decline in the market value of available-for-sale securities, which is reflected in the statement of comprehensive (loss) income for the quarter.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company currently has seven business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito and La Negra mines, and corporate operations. The acquisition of silver from the Peñasquito and La Negra mines commenced effective July, 2008.

Three Months Ended September 30, 2008
			Average realized		Net earnings	Cash flow from
	Silver sales	Ounces	silver price	Total cash cost	(loss)	operations
	($000’s)	(000’s)	($’s per ounce)	($’s per ounce)[1]	($000’s)	($000’s)

Luismin	$17,496	1,198	$14.61	$3.95	$12,265	$12,766
Zinkgruvan	5,436	418	13.01	3.96	3,127	4,525
Yauliyacu	10,712	691	15.50	3.90	5,616	8,017
Stratoni	3,498	253	13.85	3.90	1,582	2,592
Peñasquito	1,451	98	14.74	3.90	830	1,067
La Negra	778	58	13.33	3.90	122	828
Corporate	-	-	-	-	(3,301)	(3,070)
Total	$39,371	2,716	$14.50	$3.93	$20,241	$26,725

1) Refer to discussion on non-GAAP measures

Three Months Ended September 30, 2007
			Average realized		Net earnings	Cash flow from
	Silver sales	Ounces	silver price	Total cash cost	(loss)	operations
	($000’s)	(000’s)	($’s per ounce)	($’s per ounce)[1]	($000’s)	($000’s)

Luismin	$24,261	1,900	$12.77	$3.90	$16,105	$17,174
Zinkgruvan	2,949	247	11.94	3.90	1,585	2,241
Yauliyacu	9,971	792	12.59	3.90	3,995	6,882
Stratoni	2,417	190	12.77	3.90	927	1,967
Corporate	-	-	-	-	(3,428)	(1,162)
Total	$39,598	3,129	$12.66	$3.90	$19,184	$27,102

1) Refer to discussion on non-GAAP measures

For the three months ended September 30, 2008, net earnings increased by 5% relative to 2007, driven primarily by increased earnings from operations. Earnings from operations were higher due to a 14% increase in the average realized selling price of silver, offset by a 13% decrease in sales volumes, which resulted in revenue being relatively unchanged. The average selling price for the Zinkgruvan and Stratoni silver sales reflect downward price adjustments relating to provisional invoices outstanding at the end of the quarter.

For Q3 2008, the number of ounces sold was approximately 200,000 lower than expectations as a result of timing of shipments from Luismin and Stratoni. Other factors contributing to the shortfall included the continued mining of lower than reserve grade ore at Luismin and Yauliyacu, and a slower-than-expected ramp-up of the Peñasquito heap leach operations.

Nine Months Ended September 30, 2008
			Average realized		Net earnings	Cash flow from
	Silver sales	Ounces	silver price	Total cash cost	(loss)	operations
	($000’s)	(000’s)	($’s per ounce)	($’s per ounce)[1]	($000’s)	($000’s)

Luismin	$68,028	4,123	$16.50	$3.95	$50,023	$51,746
Zinkgruvan	20,523	1,260	16.29	3.96	13,563	16,249
Yauliyacu	36,346	2,175	16.71	3.90	20,310	27,866
Stratoni	10,868	685	15.87	3.90	5,670	8,078
Peñasquito	1,451	98	14.74	3.90	830	1,067
La Negra	778	58	13.33	3.90	122	828
Corporate	-	-	-	-	(19,073)	(10,138)
Total	$137,994	8,399	$16.43	$3.93	$71,445	$95,696

1) Refer to discussion on non-GAAP measures

Nine Months Ended September 30, 2007
			Average realized		Net earnings	Cash flow from
	Silver sales	Ounces	silver price	Total cash cost	(loss)	operations
	($000’s)	(000’s)	($’s per ounce)	($’s per ounce)[1]	($000’s)	($000’s)

Luismin	$68,497	5,231	$13.09	$3.90	$46,046	$48,635
Zinkgruvan	17,594	1,305	13.48	3.90	10,384	12,701
Yauliyacu	32,973	2,523	13.07	3.90	13,938	23,133
Stratoni	6,130	466	13.15	3.90	2,463	4,338
Corporate	-	-	-	-	(5,856)	(3,959)
Total	$125,194	9,525	$13.14	$3.90	$66,975	$84,848

1) Refer to discussion on non-GAAP measures

Net earnings for the nine month period ended September 30, 2008 increased by 7% relative to the comparable period in 2007, driven primarily by a $17.7 million increase in earnings from operations, offset by a $13.2 million increase in corporate costs. Earnings from operations increased due to a 25% rise in the average realized selling price of silver, offset by a 12% decrease in sales volumes, resulting in a 10% increase in sales revenues. The higher costs associated with corporate operations was attributable primarily to (i) a $7.0 million increase in general and administrative expenses (of which $2.8 million was non-cash stock based compensation expense), (ii) a $5.0 million increase in the non-cash future income tax expense and (iii) a $1.2 million decrease in net interest income.

Over the past two years, the number of silver ounces sold under each agreement was as follows:

		2008			2007			2006
(Ounces 000’s)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Luismin	1,198	1,246	1,679	1,682	1,900	1,394	1,937	2,147
Zinkgruvan	418	524	318	540	247	539	519	415
Yauliyacu	691	750	734	919	792	844	887	972
Stratoni[1]	253	344	88	402	190	276	-	-
Peñasquito[1]	98	-	-	-	-	-	-	-
La Negra[1]	58	-	-	-	-	-	-	-
Total	2,716	2,864	2,819	3,543	3,129	3,053	3,343	3,534

1) The acquisition of silver from the Stratoni mine began in June 2007 and from the Peñasquito and La Negra mines in July 2008.

SILVER INTERESTS

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.

As at December 31, 2007, the Luismin mines had proven and probable reserves of 66.1 million ounces of silver, measured and indicated resources of 1.9 million ounces of silver and inferred resources of 183.2 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and nine month periods ended September 30, 2008, silver sales revenue decreased by 28% and 1%, respectively, relative to the comparable periods of the prior year. This decrease in revenues was attributable to a 37% and 21% decrease in sales volumes for the three and nine month periods, respectively, which were partially offset by an increase in the average realized selling price of silver of 14% and 26%, respectively. The lower sales volumes continue to be primarily attributable to current mining operations being carried out in lower grade areas of the ore body, with a return to higher grades expected in the future. This variability in ore grade mined is normal for mining operations and it is expected that, over the life of mine, the average ore grade mined will approximate the reserve grade. During the 3 months ended September 30, 2008, approximately 100,000 ounces of silver was produced at the Luismin mines but not acquired by the Company until subsequent to the quarter end. The Company’s cash flows and net earnings under the Luismin silver agreement for the three months ended September 30, 2008 were $12.8 million (2007 - $17.2 million) and $12.3 million (2007 - $16.1 million), respectively, and for the nine months ended September 30, 2008 were $51.7 million (2007 - $48.6 million) and $50.0 million (2007 - $46.0 million), respectively.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden for the life of mine.

As at December 31, 2007, Zinkgruvan had proven and probable silver reserves of 34.9 million ounces, measured and indicated silver resources of 16.5 million ounces and inferred silver resources of 9.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and nine month periods ended September 30, 2008, silver sales revenue increased by 84% and 17%, respectively, relative to the comparable periods of the prior year. The increase in revenue for the third quarter reflects both a 69% increase in the sales volume and a 9% increase in the realized silver price. The increase in revenue for the nine months ended September 30, 2008 reflects a 3% decrease in sales volumes, offset by a 21% increase in the realized silver price. The Company’s cash flows and net earnings under the Zinkgruvan silver agreement for the three months ended September 30, 2008 were $4.5 million (2007 - $2.2 million) and $3.1 million (2007 - $1.6 million) respectively, and for the nine months ended September 30, 2008 were $16.2 million (2007 - $12.7 million) and $13.6 million (2007 - $10.4 million), respectively.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2007, Yauliyacu had proven and probable silver reserves of 14.1 million ounces, measured and indicated silver resources of 38.5 million ounces and inferred silver resources of 80.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and nine month periods ended September 30, 2008, silver sales revenue increased by 7% and 10%, respectively, compared with 2007. The increase in revenue in the third quarter reflects a 23% increase in realized silver prices being partially offset by a 13% decrease in sales volumes. The increase in revenue for the nine month period reflects a 28% increase in realized silver prices being partially offset by a 14% decrease in sales volumes. The lower sales volumes during 2008 were due to mining operations being carried out in lower grade areas of the orebody, in order to take advantage of historically high base metal prices. With the recent decline in base metal prices, it is expected that mining operations will transition back into higher grade areas of the orebody. The Company’s cash flows and net earnings under the Yauliyacu silver agreement for the three months ended September 30, 2008 were $8.0 million (2007 - $6.9 million) and $5.6 million (2007 - $4.0 million) respectively, and for the nine months ended September 30, 2008 were $27.9 million (2007 - $23.1 million) and $20.3 million (2007 - $13.9 million), respectively.

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

As at December 31, 2007, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and nine month periods ended September 30, 2008, silver sales revenue increased by 45% and 77% respectively, relative to the comparable periods of the prior year. This increase in revenue reflects an increase in both the volume and sales price of silver sold. The lower sales volume in the third quarter reflects approximately 90,000 ounces of silver that was produced in the current quarter, but for which shipment did not occur until the fourth quarter. The Company’s cash flows and net earnings under the Stratoni silver agreement for the three months ended September 30, 2008 were $2.6 million (2007 - $2.0 million) and $1.6 million (2007 - $0.9 million) respectively, and for the nine months ended September 30, 2008 were $8.1 million (2007 – $4.3 million) and $5.7 million (2007 - $2.5 million), respectively.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the agreement. Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As at August 9, 2007, Peñasquito had proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Management has determined that the heap leach component of the Peñasquito project achieved commercial production as at July 1, 2008 and, as such, has reflected the related silver purchases and sales in the income statement for the third quarter of 2008. It is anticipated that the mill operation will achieve commercial production during 2009. Until that time, the interest relating to the investment in the Peñasquito project will continue to be capitalized. During the three months ended September 30, 2008, Silver Wheaton received 98,391 ounces of silver under the Peñasquito agreement. The Company’s cash flows and net earnings under the Peñasquito agreement for the three and nine months ended September 30, 2008 were $1.1 million and $0.8 million, respectively.

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. Silver Wheaton made an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. Mercator has provided a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is almost complete on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the fourth quarter of 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum and the ore body is considered to have excellent exploration potential.

As at December 29, 2006, Mineral Park had proven and probable silver reserves of 35 million ounces, measured and indicated silver resources of 13 million ounces and inferred silver resources of 15 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Guerrero State, Mexico for the life of mine. Silver Wheaton made total upfront cash payments of $80 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement.

Construction at the high-grade G-9 polymetallic deposit, the first deposit on the Campo Morado property to be developed, is almost complete and Farallon has recently announced that the first deliveries of concentrate have been made to the port in Manzanillo, Mexico, from where they will be shipped to a refinery. It is expected that the Company will receive its first deliveries of silver under the silver purchase agreement in the fourth quarter of 2008. The operations will involve an underground mine employing a drift and fill mining method to feed a flotation mill with a throughput capacity of 1,500 tonnes per day. According to a news release dated December 28, 2007, in addition to producing at least 1 million ounces of silver per year, the G-9 Project is expected to produce 120 million pounds of zinc, 15 million pounds of copper, 9,000 ounces of gold and 6 million pounds of lead per year. Discovered only in 2005, Farallon is still actively drilling the G-9 deposit and expanding the resource base, as illustrated with recent drill results.

As at February 29, 2008, Campo Morado had measured and indicated silver resources of 56 million ounces and inferred silver resources of 11 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

LA NEGRA

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Queretaro State, Mexico for the life of mine. On July 4, 2008, following the satisfaction of required conditions precedent, Silver Wheaton made the upfront cash payment of $25 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. Payment for the transaction was drawn from existing credit facilities.

As part of this agreement, Aurcana has also agreed to provide Silver Wheaton with a right to purchase silver produced from any future assets it may acquire, including its recently acquired Shafter silver development project located in Texas, USA.

The La Negra mine is a 1,000 tonne per day polymetallic mine originally discovered, developed and operated for thirty years by Peñoles S.A. de C.V. (“Peñoles”). Aurcana has announced plans to increase production to 1,500 tonnes per day. The mine is currently in operation and silver deliveries to the Company commenced in the third quarter of 2008.

As at February 15, 2008, La Negra had proven and probable silver reserves of 0.6 million ounces, measured and indicated silver resources of 1.2 million ounces and inferred silver resources of 0.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). Exploration potential at the La Negra mine is considered excellent and Aurcana is currently completing a 15,000 metre underground drill program, which has confirmed historical data and discovered new zones of mineralization. Annual silver production is expected to be up to 1.5 million ounces.

During the three months ended September 30, 2008, Silver Wheaton received its first delivery of silver under the La Negra agreement amounting to 58,360 ounces of silver. The Company’s cash flows and net earnings under the silver agreement for the three and nine months ended September 30, 2008 were $0.8 million and $0.1, million respectively.

CORPORATE

	Three Months Ended		Nine Months Ended
		September 30		September 30
(in thousands)	2008	2007	2008	2007

General and administrative[1]	$3,529	$2,112	$13,560	$6,580
Project evaluation	-	43	128	214
Interest expense	-	-	96	-
Interest income	(136)	(158)	(312)	(1,471)
Debt issue costs	-	-	782	-
Loss on mark-to-market of warrants held	100	840	1,047	1,499
Other	(192)	(156)	(86)	216
Future income tax expense (benefit)	-	747	3,858	(1,182)
Corporate net loss	$3,301	$3,428	$19,073	$5,856
1) Stock based compensation (a non-cash item) included in General and administrative	$1,078	$601	$4,538	$1,701

General and administrative expenses totaled $3.5 million (nine months - $13.6 million) during the three months ended September 30, 2008, compared with $2.1 million (nine months - $6.6 million) in the comparable period of 2007. Of this, stock based compensation expense, a non-cash item, was $1.1 million (nine months - $4.5 million) compared with $0.6 million (nine months - $1.7 million) during 2007. Other general and administrative costs increased during the three and nine months ended September 30, 2008, compared with 2007, primarily due to higher salaries, insurance costs, office rent and information technology support attributable to the reduced reliance on Goldcorp administratively. In addition, the general and administrative expenses for the three and nine month periods ending September 30, 2008 include non-recurring expenses of $0.1 million and $0.9 million, respectively.

The Company incurred interest costs of $5.2 million (nine months - $15.8 million) during the three months ended September 30, 2008, of which $5.2 million (nine months - $15.7 million) related to the acquisitions of Peñasquito, Mineral Park and Campo Morado and was capitalized to the cost of the agreements.

Interest income during the quarter of $0.1 million (nine months - $0.3 million) was the result of interest earned on cash balances held in short-term money market instruments compared with $0.2 million (nine months - $1.5 million) during 2007. In addition to lower interest rates, the average cash balance held by the Company was lower during the current year as the Company generally applies surplus cash balances to pay down the outstanding debt.

The warrants held by the Company for long-term investment purposes are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded for the three months ended September 30, 2008 from the mark-to-market of the warrants held was $0.1 million (nine months - $1.0 million) compared with $0.8 million (nine months - $1.5 million) during 2007.

For the three months ended September 30, 2008, the Company has recorded a future income tax expense of $Nil (nine months - $3.9 million) compared to $0.7 million (nine months – future income tax benefit of $1.2 million) for 2007 with a non-cash benefit (expense for the nine months ending September 30, 2007) in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a given quarter is largely determined by changes in the unrealized gains or losses recorded with respect to its long term investments. As a result of the decrease in value of the long term investments during the quarter, a future income tax benefit was recorded in other comprehensive income which was fully offset by an increase in the valuation allowance. For the nine month period ending September 30, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liabilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period.

NON-GAAP MEASURES - TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended September 30, 2008, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.93 per ounce of silver (2007 – $3.90 per ounce).

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company had cash and cash equivalents of $14.7 million (December 31, 2007 – $10.0 million) and a working capital deficiency of $19.0 million (December 31, 2007 – $23.2 million). Included in the working capital deficiency at September 30, 2008 is the current portion of long-term bank debt of $28.6 million (December 31, 2007 - $28.6 million). Generally, the Company applies surplus cash to pay down amounts outstanding under the revolving bank debt facility, which is recorded as a long-term liability.

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). In addition, Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase, if any, in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments with $10 million being available for general corporate purposes.

On June 24, 2008 the Company announced that it had entered into an amending agreement to increase the revolving bank debt available by $100 million to $400 million. The Company paid upfront costs of $0.7 million in connection with this increase.

During the three months ended September 30, 2008, the Company generated operating cash flows of $26.7 million (nine months - $95.7 million) compared with $27.1 million (nine months - $84.8 million) during 2007.

During the three months ended September 30, 2008, the Company had net cash outflows from financing activities of $0.2 million (nine months – inflows of $77.1 million). Additional borrowings under the revolving bank facilities amounted to $18.0 million (nine months - $183.5 million) to fund the upfront payments required for the transactions with Farallon, Mercator and Aurcana. In addition, the Company repaid $7.1 million (nine months - $21.4 million) and $123.9 million (nine months - $202.2 million) of the balances outstanding on the Term Loan and Revolving Loan, respectively. The majority of the cash used to pay down long term debt resulted from the Company early calling two series of warrants, as described in the share capital section of this MD&A, for gross proceeds of approximately $113 million. As at September 30, 2008, the Company had $191.7 million available under its revolving credit facilities.

During the three months ended September 30, 2008, the Company had net cash outflows relating to investing activities of $49.0 million including $15.0 million relating to Campo Morado, $25.0 million relating to La Negra, $3.9 million of additional equity investments in Bear Creek and $5.2 million of capitalized interest.

In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni. In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In connection with the Peñasquito silver agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2011, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado Property for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences.

In connection with the La Negra silver agreement, the Company has committed to purchase 50% of the silver produced from the La Negra Mine for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences.

In connection with the Mineral Park silver agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver agreement, the Company has committed to purchase 25% of the silver produced by the Keno Hill project for an upfront cash payment of $50 million and an ongoing per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

Other Contractual Obligations

(in thousands)	2008	2009 - 2011	2012 - 2013	After 2013	Total

Bank debt[1]	$7,140	$85,680	$57,120	$229,800	$379,740
Operating leases	113	1,386	962	1,585	4,046
Other	189	637	-	-	826
Total contractual obligations	$7,442	$87,703	$58,082	$231,385	$384,612

1) Does not include payments of interest related to bank debt

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended September 30, 2008, the Company received cash proceeds of $0.6 million (2007 -$1.0 million) from the exercise of 152,500 share purchase options (2007 – 269,300) at a weighted average exercise price of Cdn$3.98 per option (2007 - Cdn$3.70 per option). During the nine months ended September 30, 2008, the Company received cash proceeds of $2.6 million (2007 - $5.8 million) from the exercise of 551,200 share purchase options (2007 – 1,921,633) at a weighted average exercise price of Cdn$4.80 per option (2007 – Cdn$3.32 per option). As of November 3, 2008, there were 251,485,546 outstanding common shares, 3,459,502 share purchase options and 28,049,144 share purchase warrants, which are convertible into 14,009,161 common shares.

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of the share purchase warrants and the series “A” warrants. The New Warrants were being offered as an incentive to holders of the share purchase warrants and the series “A” warrants to exercise their existing warrants during an early exercise period (the “Early Exercise Period”), which commenced on August 7, 2008 and was completed on September 15, 2008.

Silver Wheaton received gross proceeds in excess of Cdn$120 million ($113 million) from the early exercise of approximately 87.7% and 91.7% of the issued and outstanding share purchase warrants and series “A” warrants, respectively. The proceeds were used to pay down the revolving bank loan facility.

In connection with the early exercises, Silver Wheaton issued approximately 2.7 million New Warrants, which were listed and posted for trading on the Toronto Stock Exchange on September 18, 2008. Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013. The New Warrants trade under the symbol SLW.WT.U, in US funds. The share purchase warrants and the series “A” warrants that were not exercised remain outstanding and continue to be governed by their current terms. Both series of warrants continue to be listed on the Toronto Stock Exchange under the symbols SLW.WT and SLW.WT.A, respectively.

FINANCIAL INSTRUMENTS

During the quarter ended September 30, 2008, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not used interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

During the year, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FUTURE CHANGES IN ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, and in April 2008, the AcSB issued for comment its Omnibus Exposure Draft, Adopting IFRS in Canada. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of 3 phases: 1) Preliminary Planning & Scoping; 2) Detailed Impact Assessment; 3) Implementation. This plan addresses key elements of the Company’s conversion to IFRS including:

  Cost/benefit analysis of early adoption;

  Financial reporting and continuous disclosure requirements;

  A timeline with key milestones and deliverables;

  Level of impact of accounting policy changes;

  Business impact, including information technology and data system impacts, consideration of foreign operations, compensation metrics, personnel and training requirements, and calculation of debt covenants;

  Internal controls over financial reporting; and

  Process for monitoring IFRS changes going-forward.

The Company has completed the first phase of preliminary planning and scoping and expects its first financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011. The next phase around detailed impact assessment has commenced and is expected to be completed in fiscal 2009. The IFRS changeover may impact the presentation and valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes; however the Company is not able to provide a quantification of those effects until phase 2 of the IFRS conversion plan is complete.

RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million). During the nine months ended September 30, 2007, the Company purchased 5.2 million ounces of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $20.4 million.

SUBSEQUENT EVENTS

KENO HILL

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make upfront cash payments totaling $50 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a 1.0% annual adjustment starting in year four after the achievement of specific operating targets) for silver delivered under the agreement.

The upfront payment will be made in several tranches, with a total payment of $15 million to fund ongoing underground development made upon the satisfaction of certain conditions, and the remaining $35 million payment to fund mill construction and mine development costs made on a drawdown basis, upon the satisfaction of certain additional requirements, including the receipt of operating permits. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates. Payment for the transaction will be drawn from Silver Wheaton’s existing credit facilities.

ROSEMONT

On October 31, 2008, the Company announced that it had signed a letter of intent with Augusta Resource Corporation (“Augusta”) regarding a new silver agreement superceding the December 19, 2007 letter of intent. An update of Augusta’s August 2007 bankable feasibility study, reflecting an increased mineral resource, is expected to be completed by the end of December 2008, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of September 30, 2008.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There have been no significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of September 30, 2008.

OUTLOOK

The Company estimates, based upon its current agreements, to have silver sales of 3 million ounces for the fourth quarter of 2008, 15 to 17 million ounces in 2009, and increasing to approximately 30 million ounces by 2013. The decrease in forecasted sales volumes from previous estimates relates primarily to lower projected silver flows from the San Dimas mine.

Operating results for the third quarter were negatively impacted by a 29% decline in silver prices during the three month period, resulting largely from difficult global economic conditions. Since the end of the third quarter, these conditions have deteriorated further, resulting in a continued weakening of silver prices. During these difficult and unpredictable economic times, variability in future operating results may occur. Management is committed to maintaining a strong balance sheet and debt reduction from operating cash flows will continue to be a priority.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES (1)

Proven and Probable Reserves(1,4,5,6,7,8,9,10,11,12,14)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.60	387	19.9	3.08	378	37.5	4.68	381	57.3
Los Filos	33.71	3	3.7	55.31	3	5.2	89.02	3	8.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Zinkgruvan (Zn)	8.31	114	30.4	2.25	62	4.5	10.56	103	34.9
Yauliyacu	1.41	89	4.0	2.30	136	10.0	3.72	118	14.1
Peñasquito (25%)
Mill	106.72	34	116.7	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.90	193	11.8	0.31	190	1.9	2.22	193	13.7
Mineral Park	315.88	3	29.0	81.33	2	6.4	397.21	3	35.4
La Negra (50%)	0.14	77	0.3	0.10	70	0.2	0.24	74	0.6
Total			223.3			158.9			382.3

Measured & Indicated Resources (1,2,3,4,5,6,7,8,9,10,11,12,14)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
Los Filos	6.25	3	0.7	12.66	3	1.2	18.92	3	1.9
Zinkgruvan (Zn)	0.55	24	0.4	3.68	109	12.9	4.23	98	13.3
Zinkgruvan (Cu)	-	-	-	3.10	32	3.2	3.10	32	3.2
Yauliyacu	0.46	91	1.3	4.67	248	37.2	5.13	234	38.5
Peñasquito (25%)
Mill	24.78	22	17.8	134.19	19	19.3	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Mineral Park	54.33	1	1.5	126.71	3	11.6	181.04	2	13.1
Campo Morado (75%)	0.37	258	3.1	9.67	170	52.8	10.04	173	55.9
La Negra (50%)	0.20	127	0.8	0.09	128	0.4	0.29	127	1.2
Total			26.1			204.4			230.4

Inferred Resources (1,2,3,4,5,6,7,8,9,10,11,12,14)
		INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz

Luismin
San Dimas	17.55	324	183.0
Los Filos	2.39	3	0.2
San Martin	3.01	120	11.6
Zinkgruvan (Zn)	4.32	67	9.3
Zinkgruvan (Cu)	0.77	20	0.5
Yauliyacu	11.62	217	80.9
Peñasquito (25%)
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.64	203	4.2
Mineral Park	198.4	2	14.9
Campo Morado (75%)	2.33	149	11.2
La Negra (50%)	0.11	75	0.3
Total			443.2

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions:
	a.	Reserves and Resources for San Martin are reported as of December 31, 2006 with the exception of the San Pedrito project, which is reported as of December 31, 2005.
	b.	Reserves and Resources for Penasquito are reported as of August 9, 2007.
	c.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources for Farallon are reported as of February 29, 2008 for the G-9 deposit and October 13, 2005 for all other deposits on the Campo Morado property.
	e.	Resources for Aurcana are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, San Martin – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	b.	Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	c.	San Martin – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	d.	Zinkgruvan – Per Hedstrom (Senior Geologist) and Lars Malmstrom (Chief Geologist), both employees of Lundin Mining Corp.
	e.	Yauliyacu – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	f.	Peñasquito - Bob Bryson, P.Eng. (Vice President, Engineering), Goldcorp Inc.
	g.	Stratoni - Patrick Forward (General Manager, Exploration), European Goldfields Ltd.
	h.	Farallon G9 – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo (Manager of Resources) and Qingping
	i.	Aurcana – Thomas C.Stubens, MASc, P.Eng (Senior Geologist) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo (President), GeoSIM.
	j.	Mineral Park – Jim Tompkins (Engineering Manager), Mercator Minerals Inc.
	k.	Overall corporate review - Randy V.J. Smallwood, P.Eng. (Executive Vice President of Corporate Development), Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $10 per ounce of silver unless otherwise noted below:
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$13.00 per ounce
	c.	Aurcana (Alacran) Reserves - US$12.00 per ounce

	d.	Mineral Park Reserves - 0.237% Cu equivalent cut off grade (hypogene), 0.283% Cu equivalent cut off grade (supergene), silver was not included.
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $13 per ounce of silver, unless otherwise noted below:
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Stratoni Resources – US$12.00 per ounce
	e.	Farallon (G9) Resources - 5.0% Zinc only cut off grade, silver was not included
	f.	Farallon (Other Resources) - US$5.50 per ounce
	g.	Aurcana (Alacran) Resources - US$12.00 per ounce
	h.	Aurcana (Monica) Resources - US$13.50 per ounce
	i.	Mineral Park Resources - 0.3% Cu Equivalent cut off grade, silver was not included
8.	Silver Wheaton’s agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.
9.	Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton.
10.	The Mineral Park Reserves do not include the Leach material.
11.	Silver is produced as a by-product metal at all operations, therefore the economic cut off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.
12.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.
13.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
14.	The tables do not include reserves and resources for Keno Hill.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2007 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2008 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars and shares in thousands, except per share amounts		Three Months Ended September 30		Nine Months Ended September 30
– unaudited)	Note	2008	2007	2008	2007

Silver sales		$39,371	$39,598	$137,994	$125,194

Cost of sales		10,677	12,201	33,033	37,146
Depreciation and amortization		5,152	4,785	14,443	15,217
		15,829	16,986	47,476	52,363

Earnings from operations		23,542	22,612	90,518	72,831

Expenses and other income
General and administrative[1]		3,529	2,112	13,560	6,580
Project evaluation		-	43	128	214
Interest expense		-	-	96	14
Interest income		(136)	(158)	(312)	(1,471)
Debt issue costs	6	-	-	782	-
Loss on mark-to-market of warrants held	4	100	840	1,047	1,499
Other		(192)	(156)	(86)	202

		3,301	2,681	15,215	7,038
Earnings before tax		20,241	19,931	75,303	65,793
Future income tax expense (benefit)	4	-	747	3,858	(1,182)

Net earnings		$20,241	$19,184	$71,445	$66,975
1) Stock based compensation (a non-cash item) included in General and administrative		$1,078	$601	$4,538	$1,701

Basic earnings per share		$0.09	$0.09	$0.32	$0.30
Diluted earnings per share		$0.08	$0.08	$0.29	$0.27

Weighted average number of shares outstanding 7(e)
Basic		232,710	222,393	226,598	221,635
Diluted		249,010	247,250	249,833	245,705

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

	September 30	December 31
(US dollars and shares in thousands - unaudited)	Note	2008	2007

Assets
Current
Cash and cash equivalents		$14,662	$9,965
Accounts receivable		214	1,428
Other		480	303
		15,356	11,696

Long-term investments	4	41,908	119,409
Silver interests	5	1,224,478	1,075,023
Other		2,570	2,346
		$1,284,312	$1,208,474

Liabilities
Current
Accounts payable		$1,008	$1,021
Accrued liabilities		5,229	5,362
Current portion of bank debt	6	28,560	28,560
		34,797	34,943

Bank debt	6	351,180	391,300
		385,977	426,243
Shareholders' Equity
Share purchase options	7(c)	8,840	5,328
Restricted share units	7(d)	468	262
Warrants	7(b)	20,984	38,776
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 251,484 (December 31, 2007: 222,934)	7(a)	630,946	495,695
Retained earnings		280,103	208,658
Accumulated other comprehensive (loss) income		(43,006)	33,512
		898,335	782,231
		$1,284,312	$1,208,474
Commitments and contingencies	6,10,12

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2008	2007	2008	2007

Operating Activities
Net earnings		$20,241	$19,184	$71,445	$66,975
Items not affecting cash
Depreciation and amortization		5,152	4,785	14,443	15,217
Stock based compensation		1,078	601	4,538	1,701
Loss on mark-to-market of warrants held	4	100	840	1,047	1,499
Future income taxes	4	-	747	3,858	(1,182)
Other		(281)	(24)	(244)	18

Change in non-cash working capital	8	435	969	609	620
Cash generated by operating activities		26,725	27,102	95,696	84,848

Financing Activities
Bank debt drawn down		18,000	446,000	183,500	446,000
Bank debt repaid	6	(131,040)	(11,000)	(223,620)	(11,000)
Promissory note repaid		-	-	-	(20,000)
Warrants exercised	7	113,463	4	115,785	277
Share issue costs		(1,159)	-	(1,183)	-
Share purchase options exercised		580	961	2,640	5,790
Cash (applied to) generated by financing activities		(156)	435,965	77,122	421,067

Investing Activities
Purchase of long-term investments		(3,921)	(2,577)	(3,921)	(7,006)
Silver interests	5	(44,958)	(493,416)	(164,008)	(551,140)
Deferred project evaluation		(27)	(355)	(316)	(897)
Other		(96)	(142)	(335)	(142)
Cash applied to investing activities		(49,002)	(496,490)	(168,580)	(559,185)
Effect of exchange rate changes on cash and cash equivalents		463	55	459	241
(Decrease) increase in cash and cash equivalents		(21,970)	(33,368)	4,697	(53,029)
Cash and cash equivalents, beginning of period		36,632	40,333	9,965	59,994
Cash and cash equivalents, end of period		$14,662	$6,965	$14,662	$6,965

At September 30, 2008, the Company’s cash and cash equivalents consisted of $14.7 million in cash (December 31, 2007 - $6.5 million) and $Nil in cash equivalents (December 31, 2007 - $3.5 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Share	Restricted				Other
(US dollars in thousands -	Purchase	Share		Common	Retained	Comprehensive
unaudited)	Options	Units	Warrants	Shares	Earnings	Income (Loss)	Total

At January 1, 2007 as adjusted	$4,680	$111	$38,824	$486,071	$116,796	$31,063	$677,545
Fair value of stock based compensation	2,559	176	-	-	-	-	2,735
Share purchase options exercised	(1,911)	-	-	9,258	-	-	7,347
Warrants exercised	-	-	(48)	341	-	-	293
Restricted share units exercised	-	(25)	-	25	-	-	-
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449
At December 31, 2007	5,328	262	38,776	495,695	208,658	33,512	782,231
Fair value of stock based compensation	4,206	332	-	-	-	-	4,538
Share purchase options exercised	(694)	-	-	3,334	-	-	2,640
Warrants exercised	-	-	(25,206)	140,991	-	-	115,785
Warrants issued	-	-	7,414	(7,414)	-	-	-
Restricted share units exercised	-	(126)	-	126	-	-	-
Share issue costs	-	-	-	(1,786)	-	-	(1,786)
Net earnings	-	-	-	-	71,445	-	71,445
Other comprehensive loss	-	-	-	-	-	(76,518)	(76,518)
At September 30, 2008	$8,840	$468	$20,984	$631,418	$280,103	$(43,006)	$898,335

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Three Months Ended September 30	Nine Months Ended September 30
(US dollars in thousands - unaudited)	2008	2007	2008	2007

Net earnings	$20,241	$19,184	$71,445	$66,975
Other comprehensive (loss) income (Note 4)
(Loss) gain on available-for-sale securities	(42,042)	(8,648)	(80,376)	5,032
Future tax benefit	-	3,040	3,858	2,470
Comprehensive (loss) income	$(21,801)	$13,576	$(5,073)	$74,477

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2007, except as discussed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2008 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

On January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, and in April 2008, the AcSB issued for comment its Omnibus Exposure Draft, Adopting IFRS in Canada. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and expects its first financial statements presented in accordance with IFRS to be for the three-month period ended March 31, 2011. The Company is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

3.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of debt (Note 6) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 6.

CREDIT RISK

Silver Wheaton’s credit risk is limited to trade receivables in the ordinary course of business. The Company sells silver exclusively to large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at September 30, 2008 of $41.9 million (December 31, 2007 - $119.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

The Company’s overall liquidity risk has not changed significantly from the prior year.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt. The sensitivity of the Company’s net earnings and other comprehensive income (loss) due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at September 30, 2008
	10% Increase in the	10% Decrease in the
(in thousands)	Canadian Dollar	Canadian Dollar

(Decrease) increase in net earnings	$(137)	$112
Increase (decrease) in other comprehensive (loss) income	4,650	(3,805)
Comprehensive loss	$4,513	$(3,693)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

INTEREST RATE RISK

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest bearing investments have terms of under 90 days. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the quarter on its outstanding borrowings was 4.38% .

For the three months ended September 30, 2008, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito, Mineral Park and Campo Morado silver interests, which are all currently under development. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as these projects are brought into commercial production. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the quarter by approximately $1.2 million (nine months - $3.3 million).

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to equity price risks at September 30, 2008.

If equity prices had been 10% higher or lower:

  net earnings for the quarter would have been increased/decreased by approximately $Nil (nine months - $Nil) with such change being reflected as a decrease/increase in the reported future income tax expense; and

  other comprehensive income would have increased/decreased by approximately $3.8 million (nine months - $4.2 million) as a result of changes in the fair value of available-for-sale shares.

The Company’s sensitivity to equity prices has not changed significantly from the prior year.

FAIR VALUE ESTIMATION

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The fair value of warrants and stock options that are not traded in an active market are determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values. In addition, as the interest rate on the Company’s bank debt is floating and has no unusual rights or terms, the carrying value approximates its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

4.	LONG-TERM INVESTMENTS

(in thousands)	September 30, 2008	December 31, 2007

Available-for-sale	$41,851	$118,333
Warrants	57	1,076
	$41,908	$119,409

AVAILABLE-FOR-SALE

		Three Months Ended	Nine Months Ended
September 30, 2008		September 30, 2008	September 30, 2008	December 31, 2007

	Mark-to-Market		Mark-to-Market
	Losses Included in		Losses Included in
(in thousands)	Fair Value	OCI	OCI	Fair Value

Bear Creek	$17,162	$(26,321)	$(46,093)	$59,361
Revett	5,374	(1,069)	(5,403)	10,777
Sabina	6,035	(4,303)	(10,069)	16,104
Mines Management	4,694	(2,154)	(3,858)	8,552
Other	8,586	(8,195)	(14,953)	23,539
	$41,851	$(42,042)	$(80,376)	$118,333
Future tax benefit in
OCI		-	3,858
	$41,851	$(42,042)	$(76,518)	$118,333

WARRANTS

	Three Months Ended		Nine Months Ended
September 30, 2008		September 30, 2008	September 30, 2008	December 31, 2007

		Mark-to-Market	Mark-to-Market
		Losses Included in	Losses Included in
(in thousands)	Fair Value	Earnings	Earnings	Fair Value

Bear Creek	$54	$(9)	$(6)	$33
Revett	-	-	(49)	49
Sabina	3	(91)	(912)	914
Other	-	-	(80)	80
	$57	$(100)	$(1,047)	$1,076

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

For the three months ended September 30, 2008, the Company has recorded a future income tax expense of $Nil (nine months - $3.9 million) compared to $0.7 million (nine months – future income tax benefit of $1.2 million) for 2007 with a non-cash benefit (expense for the nine months ending September 30, 2007) in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

given quarter is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of the decrease in value of the long-term investments during the quarter, a future income tax benefit was recorded in other comprehensive income which was fully offset by an increase in the valuation allowance. For the nine month period ending September 30, 2008, the reversal of unrealized gains from prior periods resulted in a reduction of future income tax liabilities and the recording of a future income tax benefit in the statement of comprehensive income for the period. This reduction in future income tax liabilities resulted in the Company increasing the valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense for the period.

5.	SILVER INTERESTS

	September 30, 2008			December 31, 2007
	Accumulated			Accumulated
(in thousands)	Cost	Depreciation	Net	Cost	Depreciation	Net

Luismin	$194,807	$(11,092)	$183,715	$194,807	$(9,369)	$185,438
Zinkgruvan	77,919	(11,077)	66,842	77,919	(9,102)	68,817
Yauliyacu	285,292	(30,672)	254,620	285,292	(23,116)	262,176
Stratoni	57,724	(5,977)	51,747	57,724	(3,453)	54,271
Peñasquito	518,674	(237)	518,437	504,321	-	504,321
La Negra	25,480	(428)	25,052	-	-	-
Mineral Park	42,792	-	42,792	-	-	-
Campo Morado	81,273	-	81,273	-	-	-
	$1,283,961	$(59,483)	$1,224,478	$1,120,063	$(45,040)	$1,075,023

The value allocated to reserves is classified as depletable upon commercial production and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2008			December 31, 2007
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$20,886	$162,829	$183,715	$17,237	$168,201	$185,438
Zinkgruvan	42,395	24,447	66,842	33,740	35,077	68,817
Yauliyacu	27,537	227,083	254,620	21,715	240,461	262,176
Stratoni	38,495	13,252	51,747	35,408	18,863	54,271
Peñasquito[1]	10,980	507,457	518,437	-	504,321	504,321
La Negra	2,540	22,512	25,052	-	-	-
Mineral Park	-	42,792	42,792	-	-	-
Campo Morado	-	81,273	81,273	-	-	-
	$142,833	$1,081,645	$1,224,478	$108,100	$966,923	$1,075,023
1) Reflects the value of the reserves related to the heap leach operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. The Company made an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the fourth quarter of 2008 and the expected mine life is 25 years. Additional costs totaling $0.8 million have been capitalized to the cost of the agreement of which $0.5 million was capitalized interest.

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Guerrero State, Mexico for the life of mine. The Company made upfront cash payments of $80 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. Additional costs totaling $1.3 million have been capitalized to the cost of the contract of which $1.0 million was capitalized interest.

LA NEGRA

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Queretaro State, Mexico for the life of mine. On July 4, 2008, following the satisfaction of required conditions precedent, Silver Wheaton made the upfront cash payment of $25 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. Additional costs totaling $0.5 million have been capitalized to the cost of the agreement.

6.	BANK DEBT

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.7 million in connection with the increase, which were expensed during the period.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended September 30, 2008, the Company repaid $7.1 million (nine months - $21.4 million) and $123.9 million (nine months - $202.2 million) of the balances outstanding on the Term Loan and Revolving Loan, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

	September 30, 2008

(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	142,880	208,300	351,180
	$171,440	$208,300	$379,740
Three months:
Interest capitalized	$1,987	$3,211	$5,198
Effective interest rate	4.59%	4.26%	4.38%
Nine months:
Interest capitalized	$6,892	$8,952	$15,844
Effective interest rate	5.09%	4.72%	4.88%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2008	$7,140	$-	$7,140
2009	28,560	-	28,560
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
Thereafter	50,060	208,300	258,360
	$171,440	$208,300	$379,740

7.	SHAREHOLDERS’ EQUITY

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at September 30, 2008 and December 31, 2007 and the changes for the periods ending on those dates is presented below:

	Weighted Average
Number of Shares		Price (Cdn$)
At December 31, 2006	220,562,111
Options exercised	2,331,965	$3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237
Options exercised	551,200	4.80
Warrants exercised	27,989,462	4.40
Restricted share units exercised	9,447	-
At September 30, 2008	251,484,346

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

(B)	WARRANTS

The following table summarizes information about the warrants outstanding at September 30, 2008:

			Common
			Shares to be		Effective
		Exercise		Issued	Price
	Warrants	Price	Exchange	Upon Exercise	Per Share
	Outstanding	(Cdn$)	Ratio	of Warrants	(Cdn$)	Expiry Date

Share purchase warrants	14,361,955	$0.80	0.20	2,872,391	$4.00	Aug 5, 2009
Series “A” warrants	3,194,024	1.10	0.20	638,805	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
New warrants[1]	2,718,265	20.00[1]	1.00	2,718,265	20.00[1]	Sep 5, 2013
	28,055,144			14,010,361
1) New warrants are traded in US funds and have an exercise price of US$20.00.

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of the share purchase warrants and the series “A” warrants. The New Warrants were being offered as an incentive to holders of the share purchase warrants and the series “A” warrants to exercise their existing warrants during an early exercise period (the “Early Exercise Period”), which commenced on August 7, 2008 and was completed on September 15, 2008.

Silver Wheaton received gross proceeds in excess of Cdn$120 million ($113 million) from the early exercise of approximately 87.7% and 91.7% of the issued and outstanding share purchase warrants and series “A” warrants, respectively. The proceeds were used to pay down the revolving bank loan facility.

In connection with the early exercises, Silver Wheaton issued approximately 2.7 million New Warrants, which were listed and posted for trading on the Toronto Stock Exchange on September 18, 2008. Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013. The New Warrants trade under the symbol SLW.WT.U, in US funds. The share purchase warrants and the series “A” warrants that were not exercised remain outstanding and continue to be governed by their current terms. Both series of warrants continue to be listed on the Toronto Stock Exchange under the symbols SLW.WT and SLW.WT.A, respectively.

(C)	SHARE PURCHASE OPTIONS

During the quarter, the Company issued 175,000 stock options with a weighted average exercise price of Cdn$14.50 per option (nine months – 1,245,000 stock options with a weighted average exercise price of Cdn$15.87 per option) and a fair value of $0.8 million (nine months - $5.6 million), which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (nine months – 46%), an annual risk-free interest rate of 2.81% (nine months – 2.87%), and an expected life of 2.5 years. During the quarter, 340,000 stock options were cancelled (nine months – 340,000 options). During the comparable period of 2007, nil share purchase options were issued (nine months – 740,000).

At September 30, 2008, there were 3,459,502 (2007 – 3,311,033) share purchase options outstanding with a weighted average exercise price of Cdn$12.36 per option (2007 - Cdn$7.20) .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

(D)	RESTRICTED SHARE UNITS

No restricted share units were issued during the quarter (nine months – 24,000). During the comparable period of 2007 the Company issued 1,333 restricted share units at a price of Cdn$12.01 (nine months – 21,333). At September 30, 2008 there were 59,947 restricted share units outstanding (2007 – 45,394).

(E)	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

Three Months Ended September 30			Nine Months Ended September 30
	2008	2007	2008	2007

Basic weighted average number of shares outstanding (000’s)	232,710	222,393	226,598	221,635
Effect of dilutive securities
Stock options	811	1,624	1,153	2,050
Share purchase warrants	15,429	23,188	22,023	21,978
Restricted share units	60	45	59	42
Diluted weighted average number of shares outstanding	249,010	247,250	249,833	245,705

For the three months ended September 30, 2008, there were 2,309,334 (nine months – 926,667) stock options and 2,718,265 (nine months – 2,718,265) warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$12.04 (nine months –Cdn$14.45) . For the comparable period of 2007, there were nil stock options (nine months – 740,000) and nil warrants (nine months – nil) excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$13.41 (nine months - Cdn$12.47) .

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2008	2007	2008	2007

Change in non-cash working capital
Accounts receivable	$1,047	$182	$1,244	$84
Accounts payable	(84)	397	35	823
Accrued liabilities	(1,077)	250	(493)	73
Other	549	140	(177)	(360)

	$435	$969	$609	$620

Interest paid	$5,247	$-	$17,193	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

9.	RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million). During the nine months ended September 30, 2007, the Company purchased 5.2 million ounces of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $20.4 million.

10.	COMMITMENTS AND CONTINGENCIES

In connection with the Luismin, Zinkgruvan, Stratoni, Peñasquito, Mineral Park, Campo Morado, La Negra and Keno Hill silver agreements (Notes 5 and 12), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with the Keno Hill silver agreement, the Company is committed to pay an upfront payment totaling $50 million, subject to certain conditions (Note 12).

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2008	$325
2009	665
2010	671
2011	686
2012	478
Thereafter	2,070
$4,895

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

11.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interest basis.

	Three Months Ended September 30, 2008

	Cost of		Earnings from		Cash flow from	Total
Silver sales		sales	Depreciation	operations	operations	assets

Luismin	$17,496	$4,731	$500	$12,265	$12,766	$183,715
Zinkgruvan	5,436	1,654	655	3,127	4,525	67,519
Yauliyacu	10,712	2,695	2,401	5,616	8,017	254,620
Stratoni	3,498	985	931	1,582	2,592	52,399
Peñasquito	1,451	384	237	830	1,067	518,437
La Negra	778	228	428	122	828	25,052
Mineral Park	-	-	-	-	-	42,792
Campo Morado	-	-	-	-	-	81,273
Corporate	-	-	-	-	(3,070)	58,505
Consolidated	$39,371	$10,677	$5,152	$23,542	$26,725	$1,284,312

	Three Months Ended September 30, 2007

		Cost of		Earnings from	Cash flow from	Total
	Silver sales	sales	Depreciation	operations	operations	assets

Luismin	$24,261	$7,411	$745	$16,105	$17,174	$186,097
Zinkgruvan	2,949	963	401	1,585	2,241	70,133
Yauliyacu	9,971	3,089	2,887	3,995	6,882	265,525
Stratoni	2,417	738	752	927	1,967	56,387
Peñasquito	-	-	-	-	-	496,935
Corporate	-	-	-	-	(1,162)	125,227
Consolidated	$39,598	$12,201	$4,785	$22,612	$27,102	$1,200,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

	Nine Months Ended September 30, 2008

		Cost of	Earnings from		Cash flow from
	Silver sales	sales	Depreciation	operations	operations

Luismin	$68,028	$16,282	1,723	$50,023	$51,746
Zinkgruvan	20,523	4,985	1,975	13,563	16,249
Yauliyacu	36,346	8,481	7,555	20,310	27,866
Stratoni	10,868	2,673	2,525	5,670	8,078
Peñasquito	1,451	384	237	830	1,067
La Negra	778	228	428	122	828
Mineral Park	-	-	-	-	-
Campo Morado	-	-	-	-	-
Corporate	-	-	-	-	(10,138)
Consolidated	$137,994	$33,033	$14,443	$90,518	$95,696

	Nine Months Ended September 30, 2007

		Cost of	Earnings from		Cash flow from
	Silver sales	sales	Depreciation	operations	operations

Luismin	$68,497	$20,401	2,050	$46,046	$48,635
Zinkgruvan	17,594	5,089	2,121	10,384	12,701
Yauliyacu	32,973	9,840	9,195	13,938	23,133
Stratoni	6,130	1,816	1,851	2,463	4,338
Corporate	-	-	-	-	(3,959)
Consolidated	$125,194	$37,146	$15,217	$72,831	$84,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 (US DOLLARS - UNAUDITED)

12.	SUBSEQUENT EVENTS

KENO HILL

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine. Silver Wheaton will make upfront cash payments totaling $50 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a 1% annual adjustment starting in year four after the achievement of specific operating targets) for silver delivered under the agreement.

The upfront payment will be made in several tranches, with a total payment of $15 million to fund ongoing underground development made upon the satisfaction of certain conditions, and the remaining $35 million payment to fund mill construction and mine development costs made on a drawdown basis, upon the satisfaction of certain additional requirements, including the receipt of operating permits. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates. Payment for the transaction will be drawn from Silver Wheaton’s existing credit facilities.

ROSEMONT

On October 31, 2008, the Company announced that it had signed a letter of intent with Augusta Resource Corporation (“Augusta”) regarding a new silver agreement superceding the December 19, 2007 letter of intent. An update of Augusta’s August 2007 bankable feasibility study, reflecting an increased mineral resource, is expected to be completed by the end of December 2008, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them.

CANADA – HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.	CIBC MELLON TRUST COMPANY
Park Place, Suite 3150	1600 - 1066 West Hastings Street
666 Burrard Street	Vancouver, BC V6E 3X1
Vancouver, BC V6C 2X8	Toll-free in Canada and the United States: 800 387 0825
T: 604 684 9648	Outside of Canada and the United States: 416 643 5500
F: 604 684 3123	Email: inquiries@cibcmellon.com

CAYMAN ISLANDS OFFICE	AUDITORS
SILVER WHEATON (CAYMANS) LTD.	DELOITTE & TOUCHE LLP
Unit #5 - 201 Governors Square	Vancouver, BC
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman	INVESTOR RELATIONS
Cayman Islands KY1-1109	BRAD KOPP
Director, Investor Relations
STOCK EXCHANGE LISTING	Toll-free: 800 380 8687
Toronto Stock Exchange: SLW	Email: info@silverwheaton.com
New York Stock Exchange: SLW

DIRECTORS
Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President, Corporate Development

GARY BROWN
Chief Financial Officer